SCALA MINERALS INC.
                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada V6B 2V2

June 2, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Susann Reilly, Attorney

Dear Sirs:

Re: Scala Minerals Inc. - Registration Statement on Form SB-2 File No. 333-121613 - Amendment No. 3

Further to your letter dated January May 11, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Cover Page
----------

1. In view of the fact that the shares that the selling shareholders are selling represent 63% of all outstanding shares we consider this to be a primary offering on behalf of the issuer. It is necessary that the shares be priced for the duration of the offering. In this regard, please revise the disclosure on the cover page and wherever else appropriate.

         We have revised our disclosure to indicate that the shares are priced for the duration of the offering.

Summary
-------

2. We refer to our prior comment under two and the company's response. Please include under this caption the forepart of your response and an affirmative statement that the management of the company does not intend to acquire or merge with another company in the foreseeable future.

         We have included the requested information in the "Summary" section.

3. Update the "exploration expenditures" though the most recent practicable date.

         We have not incurred any exploration expenditures on the Shore claims since the filing of our last amended registration statement. We anticipate incurring additional exploration expenditures in June. We have updated our "Plan of Operation" in this regard.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

4. We note that six of the selling shareholders each own 500,000 shares, or 6.23% of the company's issued and outstanding shares. Please include those persons in the table in this section.

         We have included the noted individuals in the table.

Shore Claims Option Agreement
-----------------------------

5.       We have  reviewed your response on page 20 to our prior comment
         #5. Please clarify further the meaning of the underlined part of the following excerpt from paragraph 5.2 of the Option Agreement: "Any part of the Claims that Scala returns to Sostad in accordance with paragraph
         5.1 shall have a minimum of one year of assessment work credited against it at the time of return."

         Also, provide examples by explaining what you must pay for each claim, and when you must pay it, if you decide to abandon both claims on any of the following claims on any of the following dates:

a.       June 1, 2005 before you pay the $5,000 due by July 1, 2005;
b.       June 1, 2005 after you have paid the $5,000 due by July 1, 2005;
c.       August 1, 2005, after you have paid the $5,000 due by July 1, 2005; and
d.       June 1, 2005, before you pay the $45,000 due by July 1, 2006.

         We have included the following disclosure in this section:

         "If we return one of the claims to Mr. Sostad in this fashion, it must have a minimum of one year of assessment work credited against it at the time of return. This means that if we abandon one of the claims, its expiry date cannot occur for at least one year. The current expiry date is February 15, 2006. We may extend this expiry date annually by conducting a minimum of $4,000 in exploration work on the property. These annual extensions may occur indefinitely.

         For example, if we decided to abandon the Shore claims prior each of the following dates, we would have to incur the following exploration expenditure amounts prior to terminating the option agreement:

                  Date of Termination              Amount of Assessment Work Due

                  Anytime prior to
                  February 15, 2006                                $4,000

                  Anytime from February
                  15, 2006 to February 14, 2007                    $8,000

                  Anytime from February
                  15, 2007 to February 14, 2008                   $12,000

         Any exploration  expenditures  that we incur in order to keep the Shore
         claims  in  good  standing  are  also   credited  to  our   exploration
         expenditure commitments noted above.

Geological Assessment Report:  Shore Claims
-------------------------------------------

6. We repeat our prior comment #6: "You have stated that you have enclosed a copy of Dr. Molak's report on the Shore claims. However, we are unable to locate the copy of the report. Please provide us with a copy when you file your next amendment to your registration statement."

         We enclose a copy of Dr. Molak's report on the Shore claims.

7. We repeat our prior comment #6: "In your description of your two phase exploration program to further evaluate the Shore claims, please clarify whether the specific steps you describe were included in Dr. Molak's report." You have not revised the disclosure. Please do so.

         We have inserted the following disclosure in the section:

         "The description of the steps involved in the two phase exploration program, namely sampling and geophysical surveys (phase one) and geological mapping, additional sampling in prospective areas and trenching (phase two), were included in Dr. Molak's geology report on the claims."

Plan of Operations
------------------

8.       Please indicate the amount of cash on the books as of the most   recent
         practicable date.

         We have included our cash on hand as of the most recent practicable date in this section.

Exhibits
--------

9. We repeat our prior comment #9: "Revise the third paragraph of the legality opinion to indicate that it opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws."

         We have filed a revised legal opinion that opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws

         Yours truly,

         /s/ Elena Krioukova

         Elena Krioukova, President
         SCALA MINERALS INC.